UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13G

                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       ACT Teleconferencing, Inc.
                       --------------------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                               000955 10 4
                               -----------
                             (CUSIP Number)

                            December 31, 1997
                            -----------------
         (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [   ]    Rule 13d-1(b)
     [   ]    Rule 13d-1(c)
     [ X ]    Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                        CUSIP NO. 000955 10 4


1.   Name of Reporting Person:                          Anchor Investments, Inc.

     SS or IRS Identification No. of Above Person:      Not applicable

2.   Check the Appropriate Box if a Member of a Group:  Not applicable

3.   SEC Use Only

4.   Citizenship or Place of Organization:              Liberia

Number of Shares Beneficially Owned by each Reporting Persons with
     5.   Sole Voting Power                                           -0-
     6.   Shared Voting Power                                         -0-
     7.   Sole Dispositive Power                                      -0-
     8.   Shared Dispositive Power                                    -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:    -0-

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

          Not applicable

11.  Percent of Class Represented by Amount in Row (9):               0%

12.  Type of Reporting Person:                                        00

Item 1.(a)  Name of Issuer:                       ACT Teleconferencing, Inc.
---------------------------

Item 1.(b)  Address of Issuer's Principal
------------------------------------------
            Executive Offices:                    1658 Cole Boulevard, Suite 162
            -----------------                     Golden, CO  80401

Item 2.(a)  Name of Person Filing:                Anchor Investments, Inc.
------------------------------------

Item 2.(b) Address of Principal Business Office: Pangalou # 7, Melissa ------------------------------------------------ Athens, Greece 15127

Item 2.(c)  Citizenship:                          Liberia
-----------------------

Item 2.(d)  Title of Class of Securities:         Common Stock
----------------------------------------

Item 2.(e)  CUSIP Number:                         000955 10 4
------------------------

Item 3.  Information if statement is filed pursuant to Rules 13d-1(b) or
------------------------------------------------------------------------
13d-2(b) or (c):       N/A
---------------

Item 4.(a)  Amount Beneficially Owned as of
-------------------------------------------
            December 31, 1997:                                        -0-
            -----------------

Item 4.(b)  Percent of Class:                                         -0-
-------------------------------

Item 4.(c)  Number of Shares as to which such person has:
--------------------------------------------------------
     (i)  Sole power to vote or to direct the vote:                   -0-
     (ii) Shared power to vote or direct the vote:                    -0-
     (iii)Sole power to dispose or to direct the disposition of:      -0-
     (iv) Shared power to dispose or to direct the disposition of:    -0-

Item 5.  Ownership of 5% or Less of a Class:
-------------------------------------------

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ X ]

Item 6.  Ownership of more than 5% on Behalf of Another Person:  Not applicable
--------------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary Which
------------------------------------------------------------------
         Acquired the Security Being Reported on by the
         ----------------------------------------------
         Parent Holding Company:                                 Not applicable
         ----------------------

Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

          Exhibit A attached hereto sets forth the names of the beneficial owners of shares of common stock of ACT Teleconferencing, Inc. ("ACT") held by Anchor Investments, Inc. ("Anchor") from July 23, 1997 to August 26, 1997.

Item 9.  Notice of Dissolution of Group:
---------------------------------------

          Anchor is an investment advisor with its principal offices located in Athens, Greece. Anchor is not registered with the U.S. Securities and Exchange Commission in any capacity, and does not do
business in the United States or on behalf of U.S. persons.   Anchor did
not hold any of ACT's stock for its own account.

          From July 23, 1997 to August 26, 1997, Anchor held 1,244,710 shares of common stock of ACT, which represented approximately 37.9% of ACT's then outstanding common stock. The shares were beneficially owned by 36 Greek citizens, identified on Exhibit A attached hereto, who were clients of Anchor. The shares of ACT had been purchased by Anchor's clients using their own funds at various times over the period 1995 - 1997, including purchases directly from ACT in private placements and pursuant to the exercise of common stock purchase warrants. No individual client held greater than five percent (5%) of the outstanding shares of ACT.

          On August 26, 1997, Anchor distributed all the shares of ACT held by it to its clients.

Item 10.  Certification:
-----------------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ANCHOR INVESTMENTS, INC.


     Dated:  February 9, 2000      By: /s/ NIKOS MOSCHOS
                                      --------------------------------
                                      Nikos  Moschos
                                      President

                                                   EXHIBIT A


Pantagiotis Cheliotis
Vasilios Gkouvalis
Nikos Tossif
Emmanouil Filaitis
George Karameros
Sevasti Karakosta
Evangelos Geradis
Dimitrios Tsamasfyros
Malamatenia Zerou
Kyrlakos Stamatiou
Alexandros Makris
Andreas Zomnanakis
George Bournakis
Emmanouil Aronis
Alexios Papachristofilou
Nikolaos Teftsis
George Mousatos
Christos Moutsouris
Elias Margaritis
Kostas Mamalis
Aris Rappas
Kyrialos Sarantis
Theodore Sakellariou
Alexandros Theodorou
Afroditi Sigala
Triada Kalogeropoulou
Vasilios Kalopanagiotis
Melina Arditti
Angelos Ekonomides
Ionnis Chatzoglou
Konstaninos Tsakonas
Georgios Konsstantakis
Eleni Kotseta
Dimitrios Kotsovolos
Dimitrious Vellis
Alexandros Levantis